Exhibit 99.1
Perion Expands Publisher Technology Offering by Acquiring Vidazoo – Innovative Video
Monetization Platform

Transaction is Immediately Accretive and is Expected to Accelerate Perion’s Rapidly Growing Video Advertising Business;
Management Raises 2021 and 2022 Revenue and EBITDA Guidance

Tel Aviv & New York – October 4, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers a holistic solution across the main pillars of digital advertising – search, social media, display, and video / CTV – announced today the acquisition of Vidazoo, a leading video technology company that enables both advertisers and publishers to deliver high impact content and advertising to consumers. Perion acquired Vidazoo for a total amount of $93.5 million, consisting of $35.0 million in cash upon closing with an additional maximum of $58.5 million structured as a performance earn-out, if certain EBITDA-based targets are achieved.

Vidazoo Financial Highlights and Outlook

	2020 Actual	2021 Outlook	YOY Growth Rate
Revenue	$31.9M	$45M	41%
Adjusted EBITDA	$4.3M	$8M	86%

Vidazoo, founded in 2014 by Daniel Slivkin, Gal Dagan and Roman Svichar, and headquartered in Tel Aviv, is a highly differentiated video monetization platform which allows digital publishers to generate new, incremental revenue through its unique set of video products.

“The video advertising market is massive but highly concentrated among the largest publishers and broadcasters,” said Doron Gerstel, Perion’s CEO. “Just as Shopify’s platform enables thousands of stores to compete with Amazon and Walmart, Vidazoo empowers hundreds of video-hungry publishers with a simple, highly scalable, plug-and-play video solution. By combining our high-impact video suite and Vidazoo’s unique online video player (OVP), we are offering an END to END video solution, eliminating all existing intermediate functions, and creating a direct, simpler and transparent relationship between advertisers and publishers.”

Vidazoo’s video monetization solution is differentiated by three unique capabilities:

●
A proprietary online video player (OVP) and integrated ad server, which allows publishers and brands to upload, manage and stream video content. Vidazoo’s OVP is certified with the major advertising platforms and compatible with all devices and video formats. The Vidazoo OVP is integrated with a proprietary ad server, ensuring a consistent user experience by reducing latency and errors, adding to its inherent power and efficiency.

●
A sophisticated yield management platform (YMP), which automatically optimizes and prioritizes publishers’ direct campaigns and open marketplace demand based on specific KPIs, and which is expected to be embedded into Perion’s intelligent hub (iHub).

●
A rich video content and ad marketplace, with connections to multiple content providers and more than 20 programmatic platforms. Perion will expand this marketplace with its existing buy side relationships.

Daniel Slivkin, Chief Executive Officer of Vidazoo, commented, “We are thrilled to be joining the Perion family to drive continued growth and vision of Vidazoo video monetization technology across all screens. Through Perion’s HUB we will have direct access to high-impact video campaigns which is what premium publishers are looking for. Perion is an ideal growth partner and opportunity multiplier, across all dimensions of our current and future business.”

Raymond James acted as financial advisors to Perion.

Transaction Terms

Under the terms of the acquisition agreement, Perion has acquired all the shares of Vidazoo for $35.0 million in cash upon closing, with an additional maximum of $58.5 million structured as a performance earn-out through 2023. The earn-outs are tied to EBITDA-based metrics that would be paid in full if Vidazoo generates $32.4 million of Adjusted EBITDA in aggregate, through the end of 2023. If Vidazoo achieves all of its performance goals through 2023, the total maximum consideration would be $93.5 million.

Outlook

Perion is raising guidance to account for the expected contribution from the Vidazoo acquisition, which expected to be earnings accretive immediately.

($M)	2021 Guidance Prior	2021 Guidance Revised	YoY Growth %*	2022 Guidance Prior	2022 Guidance Revised	YoY Growth %*
Revenue	$415-$430	$430-$445	33%	$490-$520	$545-$575	29%
Adjusted EBITDA	$50-$51	$52-$53	60%	$59-$62	$68-$72	33%
EBITDA to REV Ex-TAC	30%*	30%*		30%*	31%*
* At guidance midpoint

Conference call

Perion management will host a ZOOM conference call today at 8:30 a.m. ET to discuss the acquisition’s details and strategic fit. Please join the call using the following Zoom link:

https://incommconferencing.zoom.us/webinar/register/WN_mipFyEiNRguVvDzDaoEDSg

You can also use the following dial-in numbers:

877-407-0626 or 201-689-7835

About Perion Network Ltd.
Perion is a global technology company that delivers strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

Non-GAAP Measures
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included. A reconciliation between GAAP and non-GAAP historical financial measures are included in a Form 6-K furnished to the Securities and Exchange Commission. A reconciliation between GAAP and non-GAAP historical financial measures are included in a Form 6-K furnished to the Securities and Exchange Commission.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, including Vidazoo, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com
Source: Perion Network Ltd.